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                             April 19, 2022

       Michael J. Fitzpatrick
       Chief Financial Officer
       OceanFirst Financial Corp.
       110 West Front Street
       Red Bank, New Jersey 07701

                                                        Re: OceanFirst
Financial Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-11713

       Dear Mr. Fitzpatrick:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1. Business
       Non-Performing Loans and OREO, page 10

   1.                                                   We note your disclosure
on page 10 that    non-accrual loans (   non-performing loans   )
                                                        totaled $18,948
thousand and $36,410 thousand at December 31, 2021 and 2020, respectively. However,
your table at the bottom of page 89 indicates non-accrual loans totaled $25,494
thousand and $46,863 thousand for those same periods. Please explain why these amounts
differ, and reconcile them for us. In addition, please clarify any such discrepancies in your
future filings.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael J. Fitzpatrick
OceanFirst Financial Corp.
April 19, 2022
Page 2

       You may contact Cara Lubit at (202) 551-5909 or Hugh West at (202) 551-3872 with any questions.



FirstName LastNameMichael J. Fitzpatrick                Sincerely,
Comapany NameOceanFirst Financial Corp.
                                                        Division of Corporation
Finance
April 19, 2022 Page 2                                   Office of Finance
FirstName LastName